SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

[July 23, 2003]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
OUTLOOK ON METSO’S RATING CHANGED NEGATIVE BY STANDARD & POOR’S

SIGNATURES

Date       July 23, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SUPPLY WOODHANDLING TECHNOLOGY TO VERACEL IN BRAZIL

(Helsinki, Finland, July 23, 2003) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper will supply a complete woodyard system at the new pulp mill of Veracel Celulose S.A. in Eunápolis, state of Bahia, Brazil. The value of the order is approximately EUR 25 million, including deliveries from sub-suppliers. The start up of the mill is scheduled for mid 2005.

Metso Paper’s delivery consists of a complete wood processing system for eucalyptus wood produced in Veracel’s forest plantations. The system, which will be one of the largest in the world, will include two chipping lines, a chip handling system as well as a bark and fuel handling system.

Veracel Celulose is a joint venture of Stora Enso and Aracruz Celulose S.A. The new greenfield pulp mill will be built in Eunápolis in the state of Bahia. The mill will produce 900,000 tonnes of eucalyptus based kraft pulp a year.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2002, the net sales of Metso Corporation were EUR 4.7 billion and the personnel totaled approximately 28,500. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
Roland Edström, Vice President, Metso Paper, Chemical Pulping Business Line,
tel. +46 70 690 93 70
Alpo Tuomi, Vice President Marketing, Metso Paper, Chemical Pulping Business Line,
tel. +358 400 591 450

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.